Exhibit 99.2

EXECUTION VERSION

THIRD AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

THIS THIRD AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT, dated as of November 20, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Loan Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Loan Agreement referred to below (collectively, the “Lenders”) and (iv) CRYSTAL FINANCIAL LLC, in its capacity as administrative agent and collateral agent (the “Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agent are party to that certain Third Amended and Restated Term Loan and Security Agreement, dated as of November 21, 2014 (the “Existing Loan Agreement”). The Existing Loan Agreement, as amended by that certain First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015, that certain Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015, this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Loan Agreement”;

WHEREAS, the Borrowers have requested that the Lenders and the Agent permit the Canadian Borrower to amend the terms of the Quebec Subordinated Debt, including the schedule of principal amortization payments thereof, on the terms and conditions set forth in (i) that certain letter agreement from Investissement Québec, dated August 19, 2015, executed by the Canadian Borrower on September 17, 2015, and (ii) that certain letter agreement from Investissement Québec, dated November 19, 2015, executed by the Canadian Borrower on November 19, 2015, copies of which are attached hereto as Exhibit A (such letter agreements, the “2015 Moratorium Amendment” and such transaction, the “2015 Moratorium”);

WHEREAS, the Borrowers have advised the Lenders and the Agent that the Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, shall be terminated on December 31, 2015, and have requested that the Lenders and the Agent permit the Canadian Borrower to enter into that certain Management Consulting Services Agreement, dated as of November 20, 2015 by and among the Canadian Borrower and Gestofi S.A., a company incorporated under the laws of Switzerland, in the form attached hereto as Exhibit B (such agreement, the “Specified Management Agreement”);

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agent amend certain provisions of the Loan Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Loan Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Loan Agreement in the appropriate alphabetical order:

“Hedge Bank - means any Person that, at the time it enters into a Hedging Agreement permitted under Section 10, is a Lender or an Affiliate or branch of a Lender, in its capacity as a party to such Hedging Agreement.”

“Hedge Termination Value - means, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements (which may include a Lender or any Affiliate or branch of a Lender).”

“Secured Hedging Agreement - means any Hedging Agreement permitted under Section 10 that is entered into by and between any Loan Party and any Hedge Bank.”

“Secured Hedging Agreement Obligations - means all Debt and other obligations of any Loan Party arising under, or otherwise with respect to, any Secured Hedging Agreement.”

“Third Amendment - the Third Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of November 20, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.”

“Third Amendment to 3rd A&R Effective Date - November 20, 2015.”

(b) Amendment to Section 1.1. The definition of “Debt” is hereby amended by adding the following sentence at the end of such definition:

“The amount of any net obligation under any Hedging Agreement on any date shall be deemed to be the Hedge Termination Value thereof as of such date.”

(c) Amendment to Section 1.1. The definition of “Hedging Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Hedging Agreement - means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.”

(d) Amendment to Section 1.1. The definition of “Management Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, and (ii) on and after the Third Amendment to 3rd A&R Effective Date, that certain Management Consulting Services Agreement, dated as of November 20, 2015, between the Canadian Borrower and Gestofi S.A., in each case, as such agreement may be amended from time to time in accordance with the terms hereof and the Management Subordination Agreement.”

(e) Amendment to Section 1.1. The definition of “Management Debt” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Debt - collectively, all obligations (including, without limitation, retainer fees and indemnification expenses) of the Borrowers to Montrovest B.V. and/or Gestofi S.A. pursuant to the Management Agreement.”

(f) Amendment to Section 1.1. The definition of “Management Subordination Agreement” is hereby deleted in its entirety and the following text is substituted in its stead:

“Management Subordination Agreement – (i) on and prior to December 31, 2015, that certain Amended and Restated Management Subordination Agreement dated as of the Closing Date among the Canadian Borrower, Montrovest B.V., the Agent, the Revolving Agent and the Canadian Revolving Agent, as amended by the First Amendment to Amended and Restated Management Subordinated Agreement dated as of June 10, 2014, as amended by the Second Amendment to Amended and Restated Management Subordination Agreement dated as of March 19, 2015 (the “Montrovest Management Subordination Agreement”), and (ii) on and after the Third Amendment to

3rd A&R Effective Date, that certain Management Subordination Agreement, dated as of the Third Amendment to 3rd A&R Effective Date, among the Canadian Borrower, Gestofi S.A., the Agent, the Revolving Agent and the Canadian Revolving Agent, in each case, as the same may hereafter be further amended, restated, supplemented or otherwise modified with the consent of the Agent.”

(g) Amendment to Section 10.2.1. Clause (b) of Section 10.2.1 of the Loan Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(b) the Revolving Loan Debt in an amount not to exceed the amount permitted under the Intercreditor Agreement, provided that, for the avoidance of doubt, the aggregate Hedge Termination Value of Secured Hedging Agreement Obligations that constitute Bank Product Debt (as such term is defined in the Revolving Credit Agreement) shall not exceed $500,000 at any time outstanding;”

(h) Amendment to Section 10.2.6(b). Clause (b) of Section 10.2.6 of the Credit Agreement is hereby amended by deleting the following text from such clause “Mr. Niccolo Rossi, an employee of Gestofi S.A.” and inserting the following text in lieu thereof “Mr. Niccolo Rossi and other employees of Gestofi S.A.”

(i) Amendment to Section 10.2.6(e). Clause (e) of Section 10.2.6 of the Credit Agreement is hereby amended by deleting subclause (i) thereof in its entirety and the following clause (i) is substituted in its stead:

“(i) pay to any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A., an aggregate amount not to exceed $260,000 in any Fiscal Year (or such greater amount to the extent consented to in writing by the Agent in its sole discretion) for expenses incurred by any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A. on behalf of (a) the Chairman of the Board of Directors of the Canadian Borrower in connection with carrying out his duties as Chairman of the Board of Directors of the Canadian Borrower in the ordinary course of business and (b) the Chairman of the Executive Committee of the Canadian Borrower in connection with carrying out his duties as Chairman of the Executive Committee of the Canadian Borrower in the ordinary course of business”

(j) Amendment to Section 10.2.19. Section 10.2.19 of the Loan Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“10.2.19 Hedging Agreements. Enter into any Hedging Agreement, except to hedge risk arising in the Ordinary Course of Business for the purpose of directly mitigating risks associated with fluctuations in interest rates or foreign exchange rates and not for speculative purposes, provided that the aggregate Hedge Termination Value thereof shall not exceed $500,000 at any time outstanding.”

(k) Amendment to Section 10.2.27. Section 10.2.27 of the Loan Agreement is hereby amended by deleting the table set forth therein and replacing such table in its entirety as follows:

Applicable Period	Minimum Consolidated EBITDA
12-month period ending August 31, 2015	$13,000,000
12-month period ending September 30, 2015	$13,250,000
12-month period ending October 31, 2015	$13,750,000
12-month period ending November 30, 2015	$14,250,000
12-month period ending December 31, 2015	$15,000,000
12-month period ending January 31, 2016	$15,500,000
12-month period ending February 28, 2016	$15,750,000
12-month period ending March 31, 2016	$16,500,000
12-month period ending April 30, 2016	$16,500,000
12-month period ending May 31, 2016	$16,500,000
12-month period ending June 30, 2016	$16,500,000
12-month period ending July 31, 2016	$16,750,000
12-month period ending August 31, 2016	$17,250,000
12-month period ending September 30, 2016	$17,500,000
12-month period ending October 31, 2016	$17,750,000
12-month period ending November 30, 2016	$18,250,000
12-month period ending December 31, 2016	$18,750,000
12-month period ending January 31, 2017	$19,250,000
12-month period ending February 28, 2017	$19,500,000

Applicable Period	Minimum Consolidated EBITDA
12-month period ending March 31, 2017	$19,750,000
12-month period ending April 30, 2017	$19,750,000
12-month period ending May 31, 2017	$19,750,000
12-month period ending June 30, 2017	$19,750,000
12-month period ending July 31, 2017	$20,000,000
12-month period ending August 31, 2017	$20,250,000
12-month period ending September 30, 2017	$20,750,000
12-month period ending October 31, 2017	$21,250,000
12-month period ending November 30, 2017	$21,500,000
12-month period ending December 31, 2017	$21,750,000
12-month period ending January 31, 2018 and each 12-month period ending thereafter	$22,000,000

(l) Amendment to Section 11.1(m). Section 11.1(m) of the Loan Agreement is hereby amended by adding the language “or any Secured Hedging Agreement” after the language “Revolving Loan Documents” in the two places where such language appears therein.

§2. Consent. The Agent and the Lenders, notwithstanding Section 10.2.11(a) and Section 10.2.12(b) of the Loan Agreement, hereby consent to the 2015 Moratorium on the terms set forth in the 2015 Moratorium Amendment. The consent set forth in the forgoing sentence relates only to the specific matters expressly covered therein, and shall not be considered to create a course of dealing or to otherwise obligate in any respect the Agent or any Lender to execute similar or other consents or grant any consents under the same or similar or other circumstances in the future.

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agent and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Loan Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Loan Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Loan Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Loan Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Loan Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Loan Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Agent and each of the Lenders and shall be in full force and effect.

(b) The Agent shall have received a duly executed Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of the date hereof by and among the Loan Parties, the Revolving Lenders, the Revolving Agent and the Canadian Revolving Agent.

(c) The Agent shall have received a duly executed Second Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agent as Term Loan Agent and Collateral Agent (each as defined in the Intercreditor Agreement), the Revolving Agent as Revolving Credit US Agent and Revolving Credit Canadian Agent (each as defined in the Intercreditor Agreement) and acknowledged by each Loan Party.

(d) The Agent shall have received (i) a duly executed Specified Management Agreement, (ii) a duly executed Management Subordination Agreement, dated as of the Third Amendment to 3rd A&R Effective Date, among the Canadian Borrower, Gestofi S.A., the Agent, the Revolving Agent and the Canadian Revolving Agent and (iii) evidence acceptable to the Agent that the Amended and Restated Management Consulting Services Agreement, dated as of June 8, 2011, between the Canadian Borrower and Montrovest B.V., as amended, shall be terminated on December 31, 2015.

(e) The Agent shall have received a duly executed amendment to the Quebec Subordination Agreement (or other evidence acceptable to the Agent that the Quebec Subordination Agreement incorporates the Moratorium 2015) and evidence acceptable to the Agent that the Moratorium 2015 is effective on terms acceptable to the Agent.

(f) The Borrowers shall have paid to Agent, for the account of the Lenders on a Pro Rata basis, an amount equal to $67,500 as an amendment fee. This fee has been fully earned and payable as of the Third Amendment to 3rd A&R Effective Date and shall not be subject to refund or rebate under any circumstances.

(g) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agent, including the fees and expenses of the Agent’s US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(h) The Agent shall have received a certificate of a duly authorized officer of each Loan Party (with such certification to be in such Person’s capacity as an officer of such Loan Party and not in such Person’s individual capacity), certifying (i) that an attached copy of resolutions authorizing execution and delivery of this Amendment and the other Loan Documents is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, (ii) to the title, name and signature of each Person authorized to sign this Amendment and the other Loan Documents, and (iii) attached thereto are good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(i) The Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Revolving Credit Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Loan Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(iv) no Material Adverse Effect shall have occurred since March 28, 2015;

(v) the Revolving Loan Documents shall be in full force and effect and no “default” or “event of default” shall have occurred and be continuing thereunder; and

(vi) no “default” or “event of default” by a Loan Party shall have occurred and be continuing under any Material Contract.

(j) The Agent shall have received such other items, documents, agreements, items or actions as the Agent may reasonably request in order to effectuate the transactions contemplated hereby.

(k) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Agent or any Lender; and (c) each of the Agent and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Agent’s and the

Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Agent or any Lender to any Loan Party, except the obligations to be performed by the Agent or any Lender on or after the date hereof as expressly stated in this Amendment, the Loan Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Agent and the Lenders under the Loan Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders and the Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders and the Agent, as applicable, under the Loan Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Loan Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Loan Agreement shall hereafter be read and construed together as a single document, and all references in the Loan Agreement, any other Loan Document or any agreement or instrument related to the Loan Agreement shall hereafter refer to the Loan Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Loan Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Agent and Lenders incurred in connection with this Amendment.

(c) Without limiting the incorporation or application of any other provisions of the Loan Agreement applicable to this Amendment, the following Sections of the Loan Agreement are expressly incorporated herein by reference and shall have the same force and effect as if fully set forth herein: 14.1, 14.2, 14.3, 14.6, 14.7, 14.8, 14.9, 14.10, 14.12, 14.13, 14.14, 14.15, 14.16, 14.19.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Pat Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pat Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and Administrative Officer

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pat Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and Administrative Officer

CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Pat Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CRYSTAL FINANCIAL LLC

By:	/s/ Rebecca E. Tarby
	Name:	Rebecca E. Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

LENDER:

CRYSTAL FINANCIAL SPV LLC

By:	/s/ Rebecca E. Tarby
	Name:	Rebecca E. Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

EXHIBIT A

2015 Moratorium Amendment

Please see attached.

EXHIBIT B

Specified Management Agreement

Please see attached.